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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of   February 2003

BROCKTON CAPITAL CORP.
(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia V6C 2T7
Executive Offices

1. Press Releases: 2/20/2003

2. Form 51-901F Quarterly and Year-End Report/Financial Statements:
      Third Quarter Ended 1/31/2003, dated 3/03/2003

99.1. CEO Evaluation and Sarbanes Certification
99.2. CFO Evaluation and Sarbanes Certification

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.
Form 20-F <u>xxx</u>   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___   **No <u>xxx</u>**

SEC 1815 (11-2002)   **Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB control number.**

<u>Brockton Capital Corp.</u>
750 West Pender Street., #604
Vancouver, B.C. V6C 2T7

PRESS RELEASE

Brockton Capital Corp.
Announces Changes to the Board of Directors
Vancouver, February 20, 2003 –

Brockton Capital Corp. (TSX VEN:BKC) ("Brockton") is pleased to announce the appointment of Brad Kitchen, of Vancouver, British Columbia as a director of Brockton. Mr. Kitchen will fill the vacancy created by the resignation of Michael Weingarten.

Mr. Kitchen is the proposed Chief Financial Officer of the previously announced proposed Qualifying Transaction between Brockton and Cyberhand Technologies Inc ("Cyberhand"). Mr. Kitchen has been working with Cyberhand since August 2002 in the capacity of a corporate finance consultant to assist the Cyberhand with its corporate planning, raising capital and coordinating the Qualifying Transaction. His experience and recent success in advising small to medium sized companies on corporate finance issues should provide a strong financial base to assist Cyberhand to realize its operating potential. Mr. Kitchen graduated with an MBA from McGill University in Montreal, Quebec in June of 1987. Prior to receiving his MBA, Mr. Kitchen obtained a B.Ap.Sc. (Civil Engineering) from the University of British Columbia. After graduating from McGill University, Mr. Kitchen became a financial product oriented Investment Banker where he was employed in Toronto, Ontario over an eleven-year period as a Vice-President and Director at CIBC World Markets (formerly CIBC Wood Gundy Securities Inc.) and TD Securities Inc. For the past four years, Brad has been a Corporate Finance Consultant in Vancouver, British Columbia. In addition, an agreement has been reached wherein the 450,000 escrowed Discount Seed Shares previously held by Michael Weingarten will be purchased equally, subject to the TSX Venture Exchange approval, by two current board members, Kevin Hanson and Terry Amisano.

The completion of the proposed Qualifying Transaction is subject to a number of conditions, including but not limited to, Exchange acceptance and majority of the minority shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of a capital pool company should be considered highly speculative.

For further information, please contact:
Kevin R. Hanson, President and Director of Brockton at 604.689.0188 or
Brad Kitchen, Cyberhand at 604.737.1015.

ON BEHALF OF THE BOARD OF DIRECTORS
"Kevin R. Hanson"
Kevin R. Hanson
President, Director

The TSX Venture Exchange nor any other regulatory authority body has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the content of this press release.



BRITISH COLUMBIA

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC   V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X   Schedule A

_____   Schedule B
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BROCKTON CAPITAL CORP.	**January 31, 2003**	**03/03/03**

ISSUER'S ADDRESS   **750 West Pender Street, Suite 604**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 2T7**	**604-689-9773**	**604-689-0188**

CONTACT PERSON	CONTACT'S POSITION		CONTACT TELEPHONE NO.
Kevin Hanson	**Director**		**604-689-0188**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
amishan@telus.net	**N/A**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"Terry Amisano"	**TERRY AMISANO**	**03/03/03** DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

"Kevin Hanson"	**KEVIN HANSON**	**03/03/03** DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

(Electronic signatures should be entered in "quotations")

BROCKTON CAPITAL CORP.

(A Development Stage Company)

INTERIM FINANCIAL STATEMENTS

January 31, 2003

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

BROCKTON CAPITAL CORP.
(A Development Stage Company)
INTERIM BALANCE SHEETS
January 31, 2003 and April 30, 2002
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

	(Unaudited) January 31, 2003		(Audited) April 30, 2002
ASSETS			
Current			
Cash and cash equivalents	$ 220,562	$	344,515
Accounts receivable	7,647		6,494
Prepaid expenses	275		-
Note receivable – Note 5	61,439		-
	289,923		351,009
Advance on investment – Note 5	25,000		-
	$ 314,923	$	351,009
LIABILITIES			
Current			
Accounts payable and accrued liabilities – Note 4	$ 7,240	$	11,693
STOCKHOLDERS' EQUITY			
Capital stock – Note 3	371,592		371,592
Deficit accumulated during the development stage	(63,909)		(32,276)
	307,683		339,316
	$ 314,923	$	351,009

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
for the three and nine months ended January 31, 2003 and 2002
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

	Three months ended January 31,		Nine months ended January 31,	
	2003	2002	2003	2002
General and Administrative Expenses				
Accounting, audit and legal fees				
– Note 4	$ 5,653	$ 1,011	$ 10,833	$ 7,831
Equipment rental – Note 4	1,500	-	4,500	-
Filing fees	3,500	-	5,170	-
Interest and bank charges	56	32	212	153
Marketing	1,170	-	1,170	-
Office and miscellaneous – Note 4	1,862	2,250	3,980	4,217
Rent – Note 4	2,250	2,250	6,750	3,750
Transfer agent	754	627	2,619	1,479
Travel	3,321	-	4,529	-
Loss before other item	(20,066)	(6,170)	(39,763)	(17,430)
Other item				
Interest income	3,167	2,985	8,130	7,057
Net loss for the period	$ (16,899)	$ (3,185)	$ (31,633)	$ (10,373)
Basic and diluted loss per share	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.00)

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
INTERIM STATEMENTS OF CASH FLOWS
for the three and nine months ended January 31, 2003 and 2002
(Unaudited – Prepared by Management)

	Three months ended January 31,		Nine months ended January 31,	
	2003	2002	2003	2002
Operating Activities				
Net loss for the period	$ (16,899)	$ (3,185)	$ (31,633)	$ (10,373)
Changes in non-cash working capital items related to operations:				
Accounts receivable	(1,026)	(3,386)	(1,153)	(10,043)
Prepaid expenses	807	-	(275)	-
Accounts payable and accrued liabilities	2,040	309	(4,453)	(14,286)
	(15,078)	(6,262)	(37,514)	(34,702)
Financing Activities				
Deferred finance charges	-	-	-	(47,560)
Issuance of common shares	-	-	-	275,625
	-	-	-	228,065
Investing Activities				
Note receivable	(36,439)	-	(61,439)	-
Advance on investment	-	-	(25,000)	-
	(36,439)	-	(86,439)	-
Increase (decrease) in cash during the period	(51,517)	(6,262)	(123,953)	193,363
Cash and cash equivalents, beginning of period	272,079	360,756	344,515	161,131
Cash and cash equivalents, end of the period	$ 220,562	$ 354,494	$ 220,562	$ 354,494
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
for the period from February 8, 2000 (Date of Incorporation) to January 31, 2003
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

	Common Stock Number of Shares	Amount	Retained Earnings (Deficit) Accumulated during the Development Stage	Total
Balance, February 8, 2000 (Date of Incorporation)	-	$ -	$ -	$ -
Net income for the period	-	-	737	737
Balance, April 30, 2000	-	-	737	737
Cash received from share issuances at $0.075 per share	2,250,000	168,750	-	168,750
Net income for the year	-	-	1,297	1,297
Balance, April 30, 2001	2,250,000	168,750	2,034	170,784
Cash received from share issuances at $0.15 per share	1,837,500	275,625	-	275,625
Less share issue costs	-	(72,783)	-	(72,783)
Net loss for the year	-	-	(34,310)	(34,310)
Balance, April 30, 2002	4,087,500	371,592	(32,276)	339,316
Net loss for the period	-	-	(31,633)	(31,633)
Balance, January 31, 2003	4,087,500	$ 371,592	$ (63,909)	$ 307,683

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

Note 1   Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. Except as disclosed below, these interim financial statements follow the same accounting policies and methods of their application as the April 30, 2002 annual financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's April 30, 2002 annual financial statements.

Note 2   Change in Accounting Policy

The Company has a stock-based compensation plan as disclosed in Note 3, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after May 1, 2002.

Note 3   Share Capital

a) Authorized:

100,000,000 common shares without par value
100,000,000 preferred shares without par value

b) Common shares issued:

	Number	$
Balance, April 30, 2001	2,250,000	168,750
For cash		
Initial public offering – at $0.15	1,750,000	262,500
Less: share issue costs		(72,783)
Agent's share purchase options – at $0.15	87,500	13,125
Balance, April 30, 2002 and January 31, 2003	4,087,500	371,592

Share issue costs consist of the following:

Commission	$	26,250
Brokerage fees		7,000
Legal fees		30,433
Filing fees		6,500
Other		2,600
	$	72,783

c) Escrow Shares:

At January 31, 2003, there were 2,252,000 common shares held in escrow. Subject to Section 11(5) of Policy 2.4 of The TSX Venture Exchange (the "TSX"), following the completion of the Company's Qualifying Transaction as required under the requirements of the British Columbia Securities Commission and the TSX, shares of the escrow shares will be released pro rata to the shareholders as follows :

a)   10% following the completion of the Qualifying Transaction;
b)   15% nine months following the initial release;
c)   15% twelve months following the initial release;
d)   15% eighteen months following the initial release;
e)   15% twenty four months following the initial release;
f)   15% thirty months following the initial release;
g)   15% thirty nine months following the initial release

Note 3   Share Capital – (cont'd)

d) Commitments:

Stock-based Compensation Plan

The Company has granted directors and officers common share purchase options. Options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant, however, the Company was not publicly listed at the date of the grant and the options were priced equal to the offering price on the Company's Initial Public Offering. Detail of stock options for the interim period is as follows:

| | Nine months ended January 31, | | | |
| | 2003 | | 2002 | |
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding and exercisable at beginning of period	487,500	$0.15	400,000	$0.15
Granted	-	-	-	-
Cancelled	-	-	-	-
Exercised	-	-	-	-
Options outstanding and exercisable at end of period	487,500	$0.15	400,000	$0.15

At January 31, 2003, directors and officers of the Company and the Agent of the Initial Public Offering held the 487,500 common share purchase options outstanding. Each option entitles the holder to purchase one share at $0.15 each. 400,000 are exercisable by August 28, 2006 and 87,500 are exercisable by February 28, 2003. On February 28, 2003, the 87,500 options held by the agent of the initial public offering had not been exercised and consequently expired on that date.

Note 4   Related Party Transactions

During the interim periods, the Company incurred the following expenses charged by a partnership controlled by two directors of the Company.

| | | Nine months ended January 31, | | |
		2002		2001
Accounting fees	$	4,180	$	3,350
Equipment rental		4,500		2,500
Office supplies		2,250		1,250
Rent		6,750		3,750
	$	17,680	$	10,850

These expenditures were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Included in accounts payable at January 31, 2003 is $3,850 due to a partnership controlled by two directors of the Company.

Note 5   Commitments – Note 3

By a Letter of Intent dated September 4, 2002, the Company agreed to acquire 100% of the common shares of a private company in consideration for the issuance of 7,000,000 common shares of the Company at a price of $0.20 per share. The private company, incorporated in Alberta Canada, is developing new technologies specific to consumer electronics.   The Company has also agreed to issue up to a maximum of 1,250,000 common shares of the Company under bridge financing arrangements estimated at $0.40 per share. A finders fee will be payable upon closing of the transaction. The entire transaction is subject to the completion of a formal agreement and to shareholder and regulatory approval.

The Company has advanced $60,000 to the private company pursuant to a promissory note, which bears interest at 10% per annum and is secured by a general security agreement on the assets of the private company. The principal and interest is due and payable on the earlier of the closing of the formal agreement and the date the Letter of Intent is terminated by the parties.

The Company has also advanced $25,000 in respect to a sponsorship agreement for the acquisition noted above and has agreed to pay $5,000 per month to the sponsor for advisory and fiscal agent fees on a month-to-month basis.

Also in connection with the aforementioned acquisition, the Company agreed to an agency agreement for an offering of up to $1,500,000. The agent will be entitled to a commission of 4 to 10% of the offering and an agents warrant equal to an amount up to 15% of the total offering exercisable for two years. The price per share and per warrant of the offering will be determined in accordance with the policies of the regulatory authorities and will be subject to regulatory approval.



BRITISH COLUMBIA

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

_____ Schedule A

___**X**___ Schedule B
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BROCKTON CAPITAL CORP.	**January 31, 2003**	**03/03/03**

ISSUER'S ADDRESS **750 West Pender Street, Suite 604**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 2T7**	**604-689-9773**	**604-689-0188**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Kevin Hanson	**Director**	**604-689-0188**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
amishan@telus.net	**N/A**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"Terry Amisano"	**TERRY AMISANO**	**03/03/03** DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

"Kevin Hanson"	**KEVIN HANSON**	**03/03/03** DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

(Electronic signatures should be entered in "quotations")

BROCKTON CAPITAL CORP.
QUARTERLY REPORT – FORM 51
for the nine months ended January 31, 2003

Schedule A: Financial Information
–   See financial information attached

Schedule B: Supplementary Information

1.   Analysis of expenses and deferred costs:
–   See financial information attached

2.   Related party transactions:
–   See Note 4 to the financial statements

3.   Summary of securities issued and options granted during the period:
(a)   Summary of securities issued during the period: Nil
(b)   Summary of options granted during the year: Nil
4.   Summary of securities as at the end of the reporting period
(a)   Authorized
–   See Note 3 to the financial statements
(b)   Number and recorded value of shares issued and outstanding
–   See Note 3 to the financial statements
(c)   Summary of options, warrants and convertible securities outstanding.
See Note 3 to the financial statements
(d)   Total number of shares in escrow
–   See Note 3 to the financial statements

5.   List of Directors and Officers: Kevin Hanson, President, CEO and Director
Terry Amisano, Director
Brad Kitchen, Director
Brian Hanson, CFO and Secretary

Schedule C: Management Discussion
–   See attached

BROCKTON CAPITAL CORP.
QUARTERLY REPORT - FORM 51
for the nine months ended January 31, 2003

Schedule C: Management Discussion

Nature of Business

During the fiscal year ended April 30, 2002, the Company's activity was primarily related to the completion of the Company's initial public offering, including listing the Company for trading as a Capital Pool Company on the TSX Venture Exchange ("TSX"), formerly the Canadian Venture Exchange. Effectively August 1, 2001, the Company completed its initial public offering, having received approval from the British Columbia Securities Commission, the Alberta Securities Commission and the TSX, and issued 1,750,000 common shares at $0.15 per share. On August 27, 2001, the common shares of the Company were listed for trading on the TSX.

During the nine months ended January 31, 2003, the Company's principle business has been to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the TSX. The Company is required to complete an acquisition on or before March 31, 2003. At January 31, 2003, the Company had a signed a Letter of Intent in respect to the acquisition of a business and has, since September 4, 2002, been undergoing the due diligence review of this business. The Company expects to have a formal agreement and initial submission delivered to the TSX within the month of March 2003.

By the aforementioned Letter of Intent, dated September 4, 2002, the Company agreed to acquire 100% of the common shares of a private company, Cyberhand Technologies Inc. ("Cyberhand") in consideration for the issuance of 7,000,000 common shares of the Company at a price of $0.20 per share. Cyberhand, incorporated in Alberta Canada, is developing new technologies specific to consumer electronics.

The Company has also agreed to issue up to a maximum of 1,250,000 common shares of the Company under bridge financing arrangements at an estimated $0.40 per share. A finders fee will be payable upon closing of the transaction. The entire transaction is subject to the completion of a formal agreement and to shareholder and regulatory approval.

The Company has advanced $60,000 to Cyberhand pursuant to two promissory notes which bear interest at 10% per annum, are secured by a general security agreement on the assets of Cyberhand. The principal and interest is due and payable on the earlier of the closing of the formal agreement, the date the Letter of Intent is terminated by the parties and the receipt of proceeds with respect to government grants and scientific research and experimental development tax credits, such proceeds to be applied against the promissory notes.

The Company also advanced $25,000 in respect to a sponsorship agreement for the acquisition noted above and has agreed to pay $5,000 per month to the sponsor for advisory and fiscal agreement fees on a month to month basis.

In connection with the aforementioned acquisition, the Company agreed to an agency agreement for an offering of up to $1,500,000. The agent will be entitled to a commission of 4 to 10% of the offering and an agents warrant equal to an amount up to 15% of the total offering exercisable for two years. The price per share and per warrant of the offering will be determined in accordance with the policies of the regulatory authorities and will be subject to regulatory approval.

Discussion of Operations and Financial Condition

Operations during the nine months ended January 31, 2003 were primarily related to identifying and evaluating potential Qualifying Transactions and due diligence in respect to the Letter of Intent noted above. There were no investor relations arrangements entered into during the period. There were no transactions with related parties during the nine months ended January 31, 2003 other than office rent charges ($6,750), equipment rent charges ($4,500), office supplies charges ($2,250) and accounting fees ($4,180). There also were no legal proceedings, contingent liabilities, defaults under debt or other contractual obligations, breach of any laws or special resolutions during the period.

At January 31, 2003 the Company had total working capital of $282,683. It is expected that these funds are sufficient to complete its business as discussed in Nature of Business above.

Accounts receivable at January 31, 2003 includes $4,255 due to the Company in respect to accrued interest receivable on term deposits and GST receivable of $3,392.

Effective on June 24, 2002, the Company became registered and fully reporting with the United States Securities and Exchange Commission. The Company is currently considering alternatives with respect to having its common shares trade on an Exchange in the United States.

Financings, Principal Purposes and Milestones

Effective August 1, 2001, the Company completed its initial public offering, having received approval from the British Columbia Securities Commission and the TSX, and issued 1,750,000 common shares at $0.15 per share for net proceeds of approximately $189,717. The proceeds were net of commissions ($26,250), brokerage fees ($7,000), legal fees ($30,433), filing fees ($6,500) and other miscellaneous costs ($2,600). These amounts were consistent with the disclosure in the initial public offering prospectus. All costs incurred after the receipt of the prospectus have been consistent with the intended use of the net proceeds from the prospectus and initial seed offering as indicated in the prospectus, except for additional accounting, audit and legal fees and consulting fees relating to the preparation and filing of the Form 20-F.

On September 26, 2001, the agent of the initial public offering exercised 87,500 agent's share purchase options at $0.15 per share for net proceeds to the Company of $13,125.

Liquidity and Solvency
At January 31, 2003 the Company had total working capital of $282,683. It is expected that these funds are sufficient to complete its business as discussed in Nature of Business above.

Subsequent Events
On February 20, 2003, the Company announced the appointment of Brad Kitchen as a director of the Company, to fill the vacancy created by the resignation of Michael Weingarten. Mr. Kitchen is the proposed Chief Financial Officer of the Company and since August 2002 has been working in the capacity of corporate finance consultant to Cyberhand.

In addition, an agreement has been reached wherein the 450,000 discount seed shares previously held by Michael Weingarten will be purchased equally by Kevin Hanson and Terry Amisano, directors of the Company.

On February 28, 2003, 87,500 the agent's common share purchase options expired.

EXHIBIT 99.1

CERTIFICATIONS

I, Kevin R. Hanson, certify that:

1. The registrant's other certifying officers and I have reviewed this Quarterly Report on Form 6-K of Brockton Capital Corp.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and I have:

      a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;
      b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and
      c) presented in this quarterly report my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
      a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
      b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this Quarterly Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 12, 2003   /s/ Kevin R. Hanson
                                Kevin R. Hanson, President, CEO and Director


Certification Accompanying Periodic Report
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(18 U.S.C. Section 1350)


In connection with the Quarterly Report of Brockton Capital Corp. (the "Company") on Form 6-K for the period ending January 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kevin R. Hanson, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Kevin R. Hanson
Kevin R. Hanson
Chief Executive Officer
March 12, 2003

EXHIBIT 99.1

CERTIFICATIONS

I, Brian A. Hanson, certify that:

1. The registrant's other certifying officers and I have reviewed this Quarterly Report on Form 6-K of Brockton Capital Corp.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and I have:

> a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;
> b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and
> c) presented in this quarterly report my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

> a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
> b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this Quarterly Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 12, 2003   /s/ Brian A. Hanson
                               Brian A.Hanson, Chief Financial Officer

Certification Accompanying Periodic Report
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(18 U.S.C. Section 1350)

In connection with the Quarterly Report of Brockton Capital Corp. (the "Company") on Form 6-K for the period ending Janucary 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Brian A. Hanson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/Brian A. Hanson
Brian A. Hanson
Chief Financial Officer
March 12, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Brockton Capital Corp. -- SEC File No. 0-49760
(Registrant)

Date: March 13, 2003   By /s/ Kevin R. Hanson
                    Kevin R. Hanson, President/CEO/Director